

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 5, 2009

Mr. Mark C. Allen
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re:** **Denbury Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated July 31, 2009**
> **File No. 001-12935**

Dear Mr. Rykhoek:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 3. Relates Party Transactions - Genesis

Incentive Compensation Agreement, page 74

1. We note from your response to our prior comment number three that you intend to include additional disclosure to state that the "compensation agreements provide Genesis management with the ability to earn up to an approximate aggregate 17% interest in the incentive distributions that Genesis Energy, LLC receives (commencing in 2009) from Genesis." Please further expand upon this disclosure to make clear that the compensation agreements provide for a class of ownership interest ("Class B Ownership Interests") in Genesis Energy LLC, as explained in your response to the last bullet point of our prior comment number three.

2.   Further to your response to our prior comment number three, please address the following additional items:

- Explain how the different classes of ownership interests in Genesis Energy, LLC equates to your 100% ownership of this subsidiary;

- Tell us how you considered whether the issuance of the Class B Ownership Interests results in a noncontrolling interest in the net assets of your wholly-owned subsidiary, Genesis Energy, LLC.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief